April 21, 2025

Daniel Barcelo
Chief Executive Officer
T1 Energy Inc.
1211 E 4th Street
Austin, TX 78702

       Re: T1 Energy Inc.
           Registration Statement on Form S-3
           Filed April 9, 2025
           File No. 333-286455
Dear Daniel Barcelo:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed April 9, 2025
General

1. We note your disclosure that the selling securityholders may sell the securities being registered "publicly or through private transactions at prevailing market prices or at negotiated prices." However, while your common stock is listed on the New York
       Stock Exchange, your Series A Convertible Preferred Stock does not appear to have a recognized and established trading market. Accordingly, please revise to disclose a fixed price at which the selling securityholders will sell the Series A Convertible
       Preferred Stock for the duration of the offering or until such securities are quoted on an exchange or trading market.
2. Please disclose the nature of any position, office or other material relationship that the selling securityholders have had within the past three years with you or any of your predecessors or affiliates. Additionally, disclose Item 507 information about any
 April 21, 2025
Page 2

       persons (entities or natural persons) who have control over the selling securityholders and who have had a material relationship with you or any of your predecessors or affiliates within the past three years, identifying each such person and describing the nature of any relationships. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.
Description of Capital Stock, page 6

3. We note your general discussion of preferred stock. Please revise to discuss the specific rights and features of the Series A Preferred Convertible Stock being registered. Without limitation, your disclosure should identify the number of shares of common stock into which each share of Series A Preferred Convertible Stock may be converted. Please file the Series A Preferred Convertible Stock certificate as an exhibit to the registration statement or advise if none exists.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Maria Protopapa